Cybin Reports Third Quarter Fiscal Year 2025 Financial Results and Recent Business Highlights

- Launched strategic clinical site partnerships to accelerate PARADIGM, a multinational pivotal Phase 3 program evaluating CYB003 for the adjunctive treatment of major depressive disorder (“MDD”) -

- PARADIGM comprises two 12-week randomized, double-blind, placebo-controlled studies (APPROACH™ and EMBRACE™) and a long-term extension study (EXTEND), with anticipated combined enrollment of approximately 550 patients -

- APPROACH has been initiated and will enroll 220 participants at more than 40 clinical sites in the United States and Europe -

- Upcoming milestones include topline efficacy data readout from CYB004 Phase 2 study in general anxiety disorder and initiation of EXTEND and EMBRACE pivotal studies of CYB003 around mid-year 2025 -

- CYB003 in development for MDD has a total addressable market of >300 million people worldwide2-

- Cash totaled C$136.3 million as of December 31, 2024 -

This news release constitutes a “designated news release” for the purposes of Cybin’s prospectus supplement dated February 10, 2025, to its short form base shelf prospectus dated August 17, 2023, as amended December 22, 2023, April 8, 2024 and January 6, 2025.

TORONTO, CANADA – February 10, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe Canada CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, today reported unaudited financial results for its third quarter ended December 31, 2024, and recent business highlights.

“As we advance our lead clinical programs, CYB003 and CYB004, our focus in 2025 remains on continued successful execution,” said Doug Drysdale, Chief Executive Officer of Cybin. “With the initiation of PARADIGM, our multinational pivotal Phase 3 program evaluating CYB003 for the adjunctive treatment of MDD, we look forward to a rigorous investigation and to confirming the data from our Phase 2 study in a larger patient population. We anticipate total enrollment of roughly 550 patients across over 40 sites in the United States and Europe. In addition, given CYB003’s Breakthrough Therapy Designation by the U.S. Food and Drug Administration, we see an opportunity to validate our results to-date and to potentially change the treatment landscape in depression away from daily dosing and toward more intermittent treatments”.

“Our expanded drug development team has decades of experience overseeing therapeutics through the regulatory process through to launch and are well-versed in the complexities of this type of research. Energized by the potential of these new treatments, we aim to carry forward the momentum from last year’s clinical achievements as we plan for the next set of milestones,” concluded Drysdale.

Recent Business and Pipeline Highlights:

Launched strategic clinical site partnerships to support PARADIGM. Strategic partnership agreements are expected to facilitate collaboration among sites, cultivate long-term partnerships, enhance efficiency in trial operations, and improve overall site performance. Segal Trials, a privately held company with a network of six research sites throughout South Florida, has been named as the first program member. Segal Trials has extensive experience conducting research trials with an emphasis on psychiatry, neurology, addiction and psychedelics research.

Clinical Program Update
CYB003: Summary of Phase 2 12-Month Efficacy Data in MDD Patients
•100% of participants receiving two doses of 16 mg were responders.
•71% of participants receiving two doses of 16 mg were in remission.
•Mean change from baseline in MADRS was approximately -23 points after two doses of 16 mg.

CYB004: Phase 2 proof-of-concept study in generalized anxiety disorder (“GAD”) is underway
•The Phase 2 study is a randomized, double-blind study evaluating the safety and efficacy of CYB004 in participants with GAD, with concomitant antidepressant/anxiolytic treatment and co-morbid depression allowed.
•The Phase 2 study is being conducted at sites in the U.S., with topline safety and efficacy results expected in the first half of 2025.

CYB005
•Announced grant of first U.S. Composition of Matter patent in support of its CYB005 phenethylamines program. Cybin is investigating novel molecules within the CYB005 program at non-hallucinogenic doses for a range of Central Nervous System disorders and continues to explore non-hallucinogenic neuroplastogens within its broader discovery pipeline.

Upcoming Clinical Milestones and Future Studies:1

CYB003 - Deuterated Psilocin Program
•Initiate second pivotal study, EMBRACE, around mid-2025.
•Initiate long-term extension study, EXTEND, which is expected to begin 12 weeks after commencement of APPROACH and EMBRACE, respectively.

CYB004 – Deuterated DMT Program
•Dosing is underway and topline safety and efficacy readout from Phase 2 GAD study is expected in the first half of 2025. CYB004 is being developed as a novel intramuscular formulation expected to deliver an experience lasting approximately 90 minutes.

Third-Quarter Financial Information

•Cash totaled C$136.3 million as of December 31, 2024.
•Cash balance excludes prepaid expenses totaling C$22.9 million as of December 31, 2024.
•With the previously completed public offerings of units of the Company (the “Units”) and a combination of the Company's current cash position, and assuming the exercise in full of the warrants issued as part of the Units, the Company has access to over C$203.6 million.
•Net loss was C$10.5 million for the quarter ended December 31, 2024, compared to a net loss of C$30.3 million in the same period last year.
•Cash-based operating expenses consisting of research, general and administrative costs totaled C$28.0 million for the quarter ended December 31, 2024, compared to C$17.1 million in the same period last year.
•Cash flows used in operating activities were C$27.1 million for the quarter ended December 31, 2024, compared to C$26.0 million in the same period last year.

New At-The-Market Equity Program of up to US$100 Million

The Company also announced that it has launched a new at-the-market equity program (the “New ATM Program”) to allow Cybin to issue and sell up to US$100,000,000 of common shares (the “Shares”) in the capital of the Company from treasury to the public, from time to time, through the Agents (as defined below). All Shares sold under the New ATM Program will be sold in transactions that are deemed to be “at-the-market” distributions as defined in National Instrument 44-102 – Shelf Distributions, directly through Cboe Canada, the NYSE American

LLC (the “NYSE American”) or any other “marketplace” (as defined in National Instrument 21-101 – Marketplace Operation) upon which the Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale. Cybin intends to use the net proceeds from sales of Shares under the New ATM Program, if any, for growth opportunities and working capital initiatives.

Distributions of Shares under the New ATM Program, if any, will be made pursuant to the terms and conditions of an “at-the-market equity” distribution agreement (the “New Distribution Agreement”) dated February 10, 2025 that the Company entered into with Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. (collectively, the “Agents”).

The New ATM Program will be effective until the earlier of the issuance and sale of all of the Shares issuable pursuant to the New ATM Program and September 17, 2025 unless earlier terminated in accordance with the terms of the New Distribution Agreement. The Company is not obligated to make any sales of Shares under the New ATM Program and there can be no assurance as to when such sales will be completed, if ever. The volume and timing of distributions under the New ATM Program, if any, will be determined in Cybin’s sole discretion and in accordance with the New Distribution Agreement. As any Shares distributed under the New ATM Program will be issued and sold at the prevailing market price at the time of the applicable sale, prices may vary among purchasers through the duration of the New ATM Program. The completion of sales of Shares under the New ATM Program will be subject to customary closing conditions, including the listing of such Shares on Cboe Canada and the NYSE American, and any required approvals of each exchange.

The ATM Program is being established, and the sale of the Shares through the ATM Program will be made pursuant to, and qualified by way of a prospectus supplement dated February 10, 2025 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated August 17, 2023, as amended on December 22, 2023, April 8, 2024 and January 6, 2025 (the “Base Shelf Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada. The Base Shelf Prospectus allows Cybin to qualify offerings of Shares, warrants, subscription receipts, units or debt securities, or a combination thereof, up to an aggregate total of C$650,000,000 during the 25-month period, ending on September 17, 2025, that the Base Shelf Prospectus remains effective. The Prospectus Supplement will be filed with the United States Securities and Exchange Commission as a supplement to the Company’s registration statement on Form F-10 (File No. 333-284173), which was declared effective on January 14, 2025, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Prospectus Supplement and accompanying Base Shelf Prospectus contain important detailed information about the New ATM Program. The Prospectus Supplement and accompanying Base Shelf Prospectus can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Copies of the Prospectus Supplement and accompanying Base Shelf Prospectus may also be obtained from Cantor Fitzgerald Canada Corporation, Attn: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H

3M7, Email: ecmcanada@cantor.com, Cantor Fitzgerald & Co., Attn: Capital Markets, 110 East 59th Street, 6th floor, New York, New York 10022, Email: prospectus@cantor.com. Prospective investors should read the Prospectus Supplement and accompanying Base Shelf Prospectus and the other documents the Company has filed before making an investment decision.

In connection with the launch of the New ATM Program, the Company and the Agents have terminated the Company’s existing “at-the market” equity program (the “2023 ATM Program”), which allowed the Company to issue and sell up to US$35,000,000 of Shares from treasury to the public pursuant to a distribution agreement, dated August 23, 2023, among the Company and the Agents.

The Company sold a total of 1,653,320 Shares under the 2023 ATM Program at an average price of US$11.05 per Share for gross proceeds of approximately US$18,264,982. The 2023 ATM Program was qualified by way of a prospectus supplement dated August 23, 2023 (the “2023 ATM Supplement”) to the Base Shelf Prospectus. The 2023 ATM Supplement was also filed with the SEC as part of a registration statement on Form F-10 (File No. 333-272706), as amended, which became effective on August 17, 2023 upon filing with the SEC.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor will there be any sale of the Shares, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With promising proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Notes

1. There is no assurance that timelines will be met. Anticipated timelines regarding the initiation, advancement and results of clinical trials are based on reasonable assumptions informed by current knowledge and information available to the Company. See “Cautionary Notes and Forward-Looking Statements”.
2. World Health Organization. (2017). Depression and other common mental disorders: global health estimates. World Health Organization. https://iris.who.int/handle/10665/254610.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to report Phase 2 topline results for CYB004 in H1 2025; initiation of EMBRACE study around mid-year 2025; initiation of EXTEND study 12 weeks following commencement of APPROACH and EMBRACE studies, respectfully; timing of the initiation and ability of the Company to enroll participants for the PARADIGM program; the Company’s ability to potentially transform the treatment landscape in depression; the exercise in full of the warrants issued as part of the Units, the sale of Shares from time to time under the New ATM Program; the Company’s intended use of the net proceeds from sales of Shares, if any, under the New ATM Program; the receipt of applicable regulatory approvals, including the acceptance of Cboe Canada and authorization by NYSE American, and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2024 and the Company’s annual information form for the year ended March 31, 2024, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither Cboe Canada, nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com